June 20, 2023

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Application and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kindly MD, Inc.
Draft Registration Statement on Form S-1
Submitted May 2, 2023
CIK No. 0001946573

Ladies and Gentlemen:

Kindly MD, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 26, 2023, relating to the above-referenced filing of the Draft Registration Statement on Form S-1 (the “DRS”).

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Draft Registration Statement on Form S-1 submitted May 2, 2023

Cover Page

1.	We note that each unit being offered includes two warrants that are immediately exercisable. Please note that the shares underlying these warrants must be registered on this registration statement. Please amend the cover page caption to clarify the number of shares that you are registering that underlie the warrants. Please see Securities Act CDI 139.01.

Response: We have updated the cover page of the Draft Registration Statement (“DRS”) per your request and will include the exact number of shares underlying the warrants in a later amendment once those amounts have been determined.

2.	We note your disclosure that you “may” be a controlled company under Nasdaq listing standards and that your CEO, Tim Pickett, beneficially owns 73% of your common stock.

Please revise your cover page and the related risk factor to disclose that you are a controlled company, identify Mr. Pickett as your controlling shareholder and the amount of voting power the controlling stockholder will own following the completion of the offering.

Response: We have updated the cover page and the Risk Factors on page 16 per your request.

3.	Please revise your cover page to clarify that the Non-tradeable warrant will not be listed on the Nasdaq Capital Market.

Response: We have updated the cover page of the DRS per your request.

Prospectus Summary, page 5

4.	We note that your summary appears to only discuss the positive aspects of the Company. The prospectus summary should provide a brief, but balanced, description of the key aspects of the Company as of the latest practicable date. Please revise the summary to also discuss any negative aspects of the Company`s experience, strategy, and prospects. For example only and without limitation, please revise the prospectus summary to provide:

●	a brief description of the regulatory approvals that are required for your products;
●	the uncertainty related to laws and regulations affecting the medical marijuana industry; and
●	the substantial doubt related to your ability to continue as a going concern, and your history of net losses and accumulated deficit.

Response: We have revised the DRS to reflect your comment. Please see pages 5, 6 and 11 of the amendment.

5.	We note your statement on page 6 that you intend to expand into five additional markets in 2023 through expansion of clinic locations and additional acquisitions. We also note your statement on page 34 that you “hope to be able to enter four new markets in the twelve calendar months following the closing of the Offering.” Please clarify and provide more detail regarding your plans related to your expansion goals, including a brief description of the types of opportunities you intend to explore, the markets that you intend to expand into in 2023/2024, whether you have taken any steps to expand into these markets, and whether you have identified any additional clinic locations or acquisitions or entered into any agreements or commitments for any material acquisitions or investments. If you do not have definitive plans at this time, revise to include balancing disclosure to clarify that your plans are in the early stages of development and that you do not currently have agreements in place for expansions or acquisitions.

Response: Thank you for your comment. We have revised the DRS to include these disclosures; please see page 5-6 and 31-34 of the amendment.

6.	Please provide your basis to support the following statements:

●	On page 5, your statement that you anticipate the expansion into the Murray office space would increase your revenue opportunity by up to $270,000 per month in the summer of 2023.
●	On pages 6, 35 and 42 “KindlyMD is one of the largest providers of medical evaluation and management services related to treatment recommendations within the medical cannabis program in Utah.”
●	On page 34, “Creating standard workflows based on provider/patient interaction can be both art and science and may yield new processes that could improve patient outcomes in relation to the opioid epidemic in the United States.”

Response: We have revised the statement on page 5 to remove the specific date and amount of revenue. We have modified the statement on page 34 to include further information about this process. Additionally, regarding the size of the Company referenced on pages 6, 35 and 42, we refer to this April monthly report from the State of Utah (see https://medicalcannabis.utah.gov/wp-content/uploads/April-Monthly-Report.pdf) that states there are 70,000 patients in Utah. The Company treats 14,800 of these patients, making up 21% of the market share. We have updated the language on page 5 and 39 of the DRS.

Risk Factors, page 10

7.	Several of the risk factors in this section are duplicative. Please revise to eliminate redundancy.

Response: We have revised the Risk Factors section per your comment.

8.	We note that several risk factors refer to “Subordinate Voting Shares,” but you neither appear to be offering any such shares, nor do you appear to discuss these shares elsewhere in the prospectus. Please clarify or modify your disclosure accordingly.

Response: We appreciate your comment and have updated the DRS to reflect this comment and remove references to “Subordinate Voting Shares”.

The market price for the Common Shares may be volatile, which may affect the price at which you could sell the Subordinate Voting Shares, page 20

9.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to disclose such and state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We have added this language into the risk factor section. Please see page 20.

Cautionary Note Regarding Forward-Looking Statements, page 24

10.	We note your statements on pages 22 and 23 that investors “should not place undue reliance” on forward-looking statements. We also note your statement cautioning investors not to give undue weight to estimates and projections and your statement that you have not independently verified the statistical and other industry data generated by independent parties. These statements imply that investors are not entitled to rely on the information included in the registration statement and imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: We have updated the DRS per your comment and amended the forward-looking statements language.

11.	We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Response: We have updated the DRS per your comment and have deleted references to the Private Securities Litigation Reform Act.

Use of Proceeds, page 25

12.	We note your disclosure that you intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and real estate. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, with respect to any particular capital expenditures that you expect to make. For example, we note that you hope to acquire five to ten clinics in 2023/2024 and your plan to enter four new markets in the twelve calendar months following the closing of the Offering “[a]s funding is secured or made available.” If any of the proceeds of this offering will be used, either directly or indirectly, to finance these acquisitions, expand your disclosure in this section to identify such businesses, if known, or, if not known, identify the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and provide a brief description of such business. Refer to Instruction 6 to Item 504 of Regulation S-K for guidance.

Response: We have revised the Use of Proceeds section to include more detailed descriptions of the proposed use of funds based on the amounts raised in the Offering. Please see our changes on Page 23. The exact amount included in each Use of Proceeds category and the allocation of the amounts of each category will be determined at a later date and included in an subsequent amendment.

Business Revenue Streams
Data Collection and Research, page 30

13.	So that investors may better understand the data collection part of your business, describe your data acquisition and analysis processes. For example, please disclose your informed consent procedures, the method by which you obtain the data, the nature of the data, and how data collection is used to improve your products and marketing efforts, providing examples where useful to investors. Please also provide more information regarding your artificial intelligence technology, including its development, the nature of the predictions and inferences it generates. To the extent you have agreements with third party vendors or software developers, please provide a discussion of those agreements and their material terms, and file them as exhibits. Last, clarify whether you generate revenues from data collection and research. We note your discloser on page F-6.

Response: We have revised and updated the Data Collection and Research section, per your request. Please see pages 31 and 38.

Plan of Operation, page 34

14.	Please expand your disclosure to state whether any specific government funding programs have materially impacted your operating results or liquidity in any of the periods presented. If so, disclose the status of those programs and whether you expect a similar material impact in future periods.

Response: We have revised the section on government funding per your request. Please see page 33.

16.	Regarding your acquisition growth strategy, please disclose whether you have identified any specific acquisition targets and the status of those negotiations, if material.

Response: We have updated the acquisition growth strategy section disclosure per your request. Please see pages 5 and 33 of the DRS.

Operating Expenses, page 36

17.	Please expand your disclosure to quantify the specific costs increases that caused your G&A expenses to increase from 34% of sales in 2021 to 57% of sales in 2022. Clarify why your “additional investments in infrastructure and technology” were not capitalized. Similarly, please expand your personnel expense disclosure to explain why these costs increased from 60% of sales in 2021 to 110% of sales in 2022. Explain why these costs increased by a substantially greater rate than sales and whether you expect this trend to continue. Specifically discuss the circumstances surrounding the $1.6 million equity based compensation expense referenced on page F-5 and its impact on your operating results. See Item 303(a) of Regulation S-K.

Response: We have revised the “Operating Expenses” section as instructed on Page 33 and 24.

Revenue, page 36

18.	Please expand your disclosure to specifically describe the factors that materially impacted your 51% revenue variance. For example, if the variance was materially impacted by an increase in non-opioid treatment appointments then please quantify the increase in appointments. Disclose whether there was a material change in pricing between 2021 and 2022. Quantify the portion of total revenue comprised by your controlled substance medication services. Describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues. See Item 303(b)(2) of Regulation S-K.

Response: We have updated the DRS to include quantitative information on appointment growth, pricing disclosure, and revenue. Please see page 33 and 34.

Business, page 38

19.	We note your reference to your medical advisory committee on page 38. Please provide a brief description of this committee, including its role in the company, responsibilities and composition.

Response: We have updated the DRS on page 35 to include a more robust description of the medical advisory committee.

20.	Please revise the graphics throughout the DRS to ensure that it is of high enough resolution and type size that all information is legible.

Response: We have updated the DRS to include a higher resolution version of this graphic. Please see page 36.

21.	Please revise your disclosure to discuss the material terms of your Business Associate Agreements with local healthcare clinics, manufacturers and vendors, including the vendors that review the predictions and inferences made by your AI. Ensure you include the rights and obligations of the parties, any payment terms, duration, and termination provisions. Please also file these agreements as exhibits to your registration statement.

Response: We have updated the disclosure per your request in the section “Product Affiliate Agreements” on page 32, and added a form of Business Associate Agreement as Exhibit 10.6.

Retail Sales of Dietary Supplements and Products, page 42

22.	Please expand your disclosure with regard to your retail sales to describe each of your three gummy products, including how you supply and manufacture these products, and the government regulations or approvals that affect your ability to offer these products. Further, please revise the description of your products to avoid referring to any CBD products as supplements, which implies that these products supplement diet or nutrition. For guidance, please refer to Question 9 of the FDA’s Regulation of Cannabis and Cannabis-Derived Products: Questions and Answers (available at https://www.fda.gov/news-events/public-health-focus/fda-regulation- cannabis-and- cannabis-derived-products-including-cannabidiol-cbd).

Response: Thank you for your comment. We have updated the description of our gummy products on page 39 of the DRS and have removed all references to “supplements” throughout the document.

Our Competitive Strengths, page 42

23.	We note that KindlyMD offers telehealth online to patients in select markets. Please identify those markets and discuss the effect of telehealth regulations on your business. In your Government Regulation section and the related risk factor section, please revise to discuss briefly state regulation of telehealth in those jurisdictions and their effect on your business.

Response: We have updated the DRS to address this comment. Please see page 39 and 41 of the amended DRS.

Government Regulation, page 44

24.	Please revise this section to provide a more detailed discussion regarding the effect of existing or probable governmental regulations on the business. Discussions should include, but are not limited to, regulation related to telehealth and telepsychology provider licensing, medical practice, psychology, certification and related laws and guidelines, corporate practice of medicine laws, fee splitting, cyber security, patient confidentiality, insurance regulation (if any), and any other relevant regulations you believe are applicable to your line of business.

Response: We have updated the DRS based on this comment. Please see page 5 and 42 of the amendment.

25.	We note your intention to expand your operations into four other states. Please expand your government regulation section to discuss the cannabis regulations, including the licensure and registration requirements, you must satisfy to operate in those states, including the steps you have taken to satisfy those requirements and the steps that remain. Please also consider inserting risk factor disclosure related to these regulations and the consequences of failing to comply. Also expand on your risk factors related to the medical marijuana industry on page 12. If you do not believe that these regulations apply to your products and services, provide us an analysis with support to explain your conclusions.

Response: We have updated the DRS based on this comment. Please see pages 11 and 42 of the amendment.

Management, page 45

26.	Please revise Messrs. Cox and Barrera’s biographies to discuss their principal occupation and employment for the past five years, including the name, and principal business of any corporation or other organization. Please also indicate any other directorships held during the last five years for each director. See Item 401(e) of Regulation S-K.

Response: We have updated the executive biographies per your request on page 43 of the DRS.

Executive Compensation, page 50

27.	Please update your executive compensation table for the fiscal year ended December 31, 2022. Please also include the executive compensation of the company’s two most highly compensated executive officers other than the chief executive officer who were serving as executive officers at the end of December 31, 2022, and an outstanding equity awards table. Refer to Item 402(m) and (p) of Regulation S-K.

Response: We have updated the executive compensation table per your request. Please see page 47 of the DRS.

28.	Please provide a footnote explanation to include identification to the extent material for any item included under “All Other Compensation”. See Item 402(o)(7) of Regulation S- K.

Response: We have updated the footnotes to the Executive Compensation table per your request on page 47.

29.	We note your consulting agreement with Wade Rivers, LLC, which is owned and managed by Tim Pickett, and your footnote (b), which states that Mr. Pickett’s compensation includes the amounts paid to a related entity. Please revise your footnote disclosure to clarify the amount of compensation paid to Mr. Pickett and the amount paid to Wade River, LLC.

Response: We have updated the footnotes to the Executive Compensation table per your request.

Item 15: Recent Sales of Unregistered Securities, page II-2

30.	Please disclose the nature and the amount of consideration paid for the shares issued in your disclosed private placement transactions. See Item 701(c) of Regulation S-K.

Response: We have updated the disclosure per your request.

General

31.	Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibits 3.4, 10.1, 10.4 and 10.5.

Response: We have updated the Exhibits per your request on page II-2.

32.	We note that your exclusive forum provision in Section 11.01 of your corporate bylaws identifies the state and federal courts located within Salt Lake County, Utah as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: We have amended our corporate bylaws to eliminate this conflict and have filed the Restated Bylaws as Exhibit 3.6.

33.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We will provide you with all written communications in reliance on Section 5(d) of the Securities Act, if and when such communications occur. To date, no such communications have occurred.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Kindly MD, Inc.

/s/ Tim Pickett
Tim Pickett
Chief Executive Officer